Vivakor, Inc.

433 Lawndale Drive
South Salt Lake City, UT 84115

February 11, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc
Registration Statement on Form S-1/A
File No. 333- 250011

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vivakor, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, February 11, 2022, or as soon thereafter as possible.

Please contact Scott E. Linsky (email: slinsky@lucbro.com or telephone: (732) 395-4408) of Lucosky Brookman LLP with any questions and kindly notify him when this request for acceleration has been granted.

* * * *

Very Truly Yours,

Vivakor, Inc.

/s/ Matthew Nicosia
Matthew Nicosia
Chief Executive Officer